                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

[X] Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (Fee required)

     For the fiscal year ended March 31, 2000

                                      or

[_] Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from __________ to __________.


Commission File No. 0-16115

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     IMPCO Investment and Tax Savings Plan
                         c/o Impco Technologies, Inc.
                          (formerly AirSensors, Inc.)
                              16804 Gridley Place
                              Cerritos, CA 90703

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Impco Technologies, Inc.
                          (formerly AirSensors, Inc.)
                              16804 Gridley Place
                              Cerritos, CA 90703

                                                                          Page 1
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Financial Statements Filed as Part of This Report:

                                                                          Page

Report of Independent Auditors............................................  4

Statements of Net Assets Available for Plan Benefits......................  5

Statements of Changes in Net Assets Available for Benefits................  6

Notes to Financial Statements.............................................  7

Supplemental Schedule:

      Schedule of Assets Held for Investment Purposes at End of Year...... 14


SIGNATURES

      The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Administrative Committee of the IMPCO Investment and Tax Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

         September 25, 2000

                                      IMPCO INVESTMENT AND TAX
                                      SAVINGS PLAN


                                      By   /s/ Don L. Dominic
                                      ___________________________________
                                                 Plan Administrator

                                                                          Page 2
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                               Index to Exhibits
                               -----------------

Exhibit No.                                                                 Page

   23.1                   Consent of Ernst & Young LLP                       15

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                        Report of Independent Auditors

IMPCO Technologies, Inc. as
Plan Administrator of
The IMPCO Investment and Tax Savings Plan

We have audited the accompanying statements of net assets available for benefits of IMPCO Investment and Tax Savings Plan as of March 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at March 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of March 31, 2000, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP
Long Beach, California
September 25, 2000

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                     IMPCO Investment and Tax Savings Plan

                Statements of Net Assets Available for Benefits

                                                         March 31
                                                  2000              1999
                                            ---------------------------------
Assets
Investments, at fair value:
  Interest bearing cash                           $1,091,917       $  334,908
  Pooled investments                               6,698,079        4,197,918
  Loans receivable                                   305,881          304,026
                                            ---------------------------------
    Total investments                              8,095,877        4,836,852

Contributions receivable:
  Participants                                             -           58,268
  Employer                                                 -           10,981
                                            ---------------------------------
    Total contributions receivable                         -           69,249
                                            ---------------------------------
Net assets available for benefits                 $8,095,877       $4,906,101
                                            =================================


See accompanying notes to financial statements.

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                     IMPCO Investment and Tax Savings Plan

          Statements of Changes in Net Assets Available for Benefits

                                                        Year ended March 31,
                                                       2000              1999
                                                       -----------------------

Additions to net assets attributed to:
 Net realized/unrealized appreciation (depreciation)
  in fair value of investments                         $1,574,041   $ (624,117)
 Investment income                                        354,445      382,602

 Contributions:
  Participants                                          1,166,690      582,798
  Rollovers                                                95,406       19,143
  Employer                                                452,454      118,092
                                                       -----------------------
 Total additions                                        3,643,036      478,518

Deductions from net assets attributed to:

 Benefits paid to participants                            453,260      351,878
                                                       -----------------------
  Total deductions                                        453,260      351,878
                                                       -----------------------
 Net increase                                           3,189,776      126,640

Net assets available for benefits at beginning of year  4,906,101    4,779,461
                                                       -----------------------
Net assets available for benefits at end of year       $8,095,877   $4,906,101
                                                       =======================

See accompanying notes to financial statements.

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1. Description of the Plan

General

The IMPCO Investment and Tax Savings Plan (the Plan) is a defined contribution plan which is qualified under Internal Revenue Service Code Section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was adopted July 1, 1984, and amended in 1988 and 1993. Effective May 3, 1999, the Plan was amended and restated, and the trustee, Prudential Bank and Trust Company, was changed to Putman Fiduciary Trust Company (the Trustee). All Plan assets held by the former trustee were then transferred to the new Trustee.

All employees of the Company employed on or before July 1, 1984, are eligible to participate in the Plan. All other employees who are at least age 21 or older are eligible to participate in the Plan on the first day of any calendar month following one year of service with the Company. Effective January 1, 1999, there is no longer a service requirement.

The Board of Directors of the Company has appointed certain of its officers and employees to act as an Administrative Committee. The Administrative Committee is responsible for management and control of the operation and the administration of the Plan. Prudential Mutual Fund Services, Inc. (PMFS) had been engaged to perform certain administrative services (i.e., day-to-day recordkeeping of the Plan) and provide assistance to the Administrative Committee. Effective May 3, 1999, responsibility for these administrative services was transferred to Putman Investments.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Contributions

Employees of the Company who elect to participate in the Plan may contribute into the Plan not less than 1% nor more than 15% of compensation, as defined in the Plan, each payroll period, up to a maximum of $10,500 for calendar year 2000 ($10,000 in 1999). The Company's matching contributions are discretionary. The Company matched elective salary deferrals up to 1.8% of compensation for the 1999 plan year. Effective May 3, 1999, the Company amended the Plan to match 100% of the first 3% of compensation.

"Rollover" contributions from other qualified plans are accepted by the Plan. The Company does not match contributions of this type.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Participant contributions and Company contributions are allocated into the separate funds based on election by the participants while Plan earnings are allocated based on the specific earnings of the separate fund. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participants may change the current allocation among their accounts at any time through notification to Putnam Investments. Upon reallocation, Putnam then notifies the Company of any designated changes made to a participant's account. Participants may also change the allocation of future participant and Company contributions.

Vesting

Participants have a 100% nonforfeitable right to their "salary deferral account" and "rollover account" (i.e., participant contributions plus actual earnings thereon) upon withdrawal from the Plan. The Plan uses a graduated vesting schedule for Company contributions and related earnings as follows:

                                                         Vested
            Years of Service                           Percentage
            ----------------                           -----------

            Less than 2 years                               0%
            2 years but less than 3 years                  25%
            3 years but less than 4 years                  50%
            4 years but less than 5 years                  75%
            5 years or more                               100%

The participant also becomes 100% vested when he or she reaches retirement age, becomes disabled while employed by the Company, or upon death while employed by the Company.

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1. Description of the Plan (continued)

Investment Options

Individual participants designate the way in which their contributions and employer contributions are invested and may change their investment designation at any time. The following investment funds were available to the participants as of March 31, 2000 and 1999:

Prior to May 3, 1999:

         Prudential Government Money Market Series is a mutual fund account
         -----------------------------------------
         maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested principally in a diversified portfolio of short-term money-market instruments issued or guaranteed by the U.S. government, its agencies or instrumentalities.

         Prudential Utility Fund is a mutual fund account maintained by
         -----------------------
         Prudential Mutual Fund Management, Inc. The assets of this account are invested primarily in equity and debt securities of utility companies.

         Prudential Equity Fund is a mutual fund account maintained by
         ----------------------
         Prudential Mutual Fund Management, Inc. The assets of this account are invested primarily in the common stock of major, established corporations as well as in preferred stocks and bonds.

         Prudential Small Company Fund is a mutual fund account maintained by
         -----------------------------
         Prudential Mutual Fund Management, Inc. The assets of this account are invested in a selected portfolio of common stocks which are generally stocks of companies with market capitalizations less than $750,000,000.

         Prudential Balance Fund is a mutual fund account maintained by
         -----------------------
         Prudential Investments Fund Management, Inc. The assets of this account are invested in stocks, bonds, and convertible securities.

         Prudential Government Income Fund is a mutual fund account maintained
         ---------------------------------
         by Prudential Mutual Fund Management, Inc. The assets of this account are invested primarily in U.S. government securities, including U.S. Treasury bills, notes, bonds, and other debt securities issued by the U.S. Treasury, and obligations issued by or guaranteed by U.S. government agencies or instrumentalities. This fund may also write covered call options and covered put options and purchase put and call options.

         Prudential Special Money Market is a mutual fund account maintained by
         -------------------------------
         Prudential Mutual Fund Management, Inc. The assets of this account are invested principally in a diversified portfolio of short-term money-market instruments issued or guaranteed by the U.S. government, its agencies or instrumentalities.

         Prudential Government Money Market Private Shares is a mutual fund
         -------------------------------------------------
         account maintained by Prudential Mutual Fund Management, Inc. The assets of this account are invested principally in a diversified portfolio of short-term money-market instruments issued or guaranteed by the U.S. government, its agencies or instrumentalities.

         IMPCO Technologies, Inc. Stock is a special stock account maintained by
         ------------------------------
         Prudential Mutual Fund Management, Inc. The assets of this account are invested directly in the publicly traded stock of Impco Technologies, Inc.

         Fidelity Advisor Growth Opportunities Fund is a mutual fund maintained
         ------------------------------------------
         by Prudential Mutual Fund Management. The assets of this account are invested primarily in the common stocks of major, established corporations as well as in debt obligations and equity securities.

         Fidelity Advisor Equity Income Fund is a mutual fund account maintained
         -----------------------------------
         by Prudential Mutual Fund Management. The assets of this account are invested in portfolios consisting of stocks, bonds, convertible securities and short-term investments.

         AIM Balanced A Fund is a mutual fund account maintained by Prudential
         -------------------
         Mutual Fund Management. The assets in equities, and the balance in investment-grade fixed-income securities. The fixed-income portion may include U.S. government obligations, mortgage or asset-backed securities and corporate debt.

         Templeton World I is a mutual fund account maintained by Prudential
         -----------------
         Mutual Fund Management. The fund has a flexible policy of investing in companies and governments of any nation. It is long-term capital growth; realized income is incidental.

         Prudential Stock Index Z is a mutual fund account maintained by
         ------------------------
         Prudential Mutual Fund Management. The fund invests assets in securities listed on the S&P 500 index.

Effective May 3, 1999:

         Putnam Investors Fund is a mutual fund primarily investing in blue-chip
         ---------------------
         growth stocks from a broad range of industries. The fund seeks long-term growth of capital.

         Putnam American Government Income Fund is a mutual fund investing in a
         --------------------------------------
         wide array of government securities, many of which are backed by the U.S. government. The fund typically divides its assets between U.S. Treasury securities and Government National Mortgage Association certificates.

         Putnam OTC & Emerging Growth Fund is a mutual fund that aggressively
         ---------------------------------
         targets thriving small companies with leadership positions in their industries or those that have created their own lucrative niches. The portfolio may include common stocks that are traded in the over-the-counter (OTC) market and stocks of emerging growth companies listed on securities exchanges.

         Putnam Asset Allocation Fund is a mutual fund that diversifies assets
         ----------------------------
         in varying degrees among equity and fixed-income securities and multiple asset categories, such as the Growth Portfolio, the Balanced Portfolio and the Conservative Portfolio.

         Putnam Money Market Fund is a mutual fund that seeks to maintain a
         ------------------------
         stable net asset value of $1.00 per share. The fund investments are primarily high quality money market instruments with a short-term maturity (with a dollar-weighted average portfolio maturity of 90 days or less).

         Putnam Equity Income Fund is a mutual fund that makes dividends a
         -------------------------
         priority when selecting equities. It invests primarily in "value stocks," which are considered to be undervalued companies.

         Putnam New Century Growth Fund is a mutual fund that seeks capital
         ------------------------------
         appreciation. The fund invests mainly in common stocks of U.S. companies with a focus on growth stocks.

         Putnam Voyager Fund II is a mutual fund that targets rapidly growing
         ----------------------
         companies across a range of industry sectors. The fund seeks long-term growth of capital by investing in companies that have superior financial strength and strong management.

         Putnam International Growth Fund is a mutual fund that primarily
         --------------------------------
         invests in stocks that offer a combination of growth potential and attractive prices. The fund seeks capital appreciation and generally diversifies its investments among a number of different countries.

         IMPCO Technologies, Inc. Stock is a special stock account, the assets
         ------------------------------
         of which are invested directly in the publicly traded stock of IMPCO Technologies, Inc.

The fair market value of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, 2000 and 1999, is as follows:

                                                             March 31
                                                      2000              1999
                                               --------------------------------

Putman Investors Fund                               $1,632,404       $       -
Putman OTC & Emerging Growth Fund                      606,485               -
Putman Voyager Fund II                               1,380,905               -
Putman Asset Allocation Fund                         1,156,345               -
Putman International Growth Fund                       680,857               -
Putman Money Market Fund                             1,091,917               -
Putman Equity Income Fund                              604,495               -
Prudetial Government Money Market Series                     -         342,673
Prudential Utility Fund                                      -         899,647
Prudential Equity Fund                                       -       1,062,988
Prudential Small Company Fund                                -         636,972
Prudential Balance Fund                                      -         563,048
Fidelity Advisor Growth Opportunities                        -         478,726

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1. Description of the Plan (continued)

Participant Loans

Participants may borrow up to 50% of their vested interest from their fund accounts subject to Plan restrictions. Participants may borrow a minimum of $1,000, up to a maximum of $50,000. The loans are secured by the participants' accounts and bear interest at a rate of 8.50% to 8.95%. The term of participant loans may not exceed five years except under certain conditions as defined in the Plan. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

Upon termination of service, participants are entitled to receive a distribution of the vested portion of their account. Upon retirement, participants shall receive a distribution of the entire vested value of their accounts.

2. Summary of Accounting Policies

Valuation of Investments and Income Recognition

Mutual fund investments are stated at fair value as determined by publicly quoted market price. The participant loans are recorded at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Effect of Recently Issued Accounting Standard

In August 1999, the Financial Accounting Standards Board (FASB) approved SOP 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters." Among other things, the statement eliminates the previous requirement for the defined contribution plan to present plan investments by significant classes of investments in the statement of net assets available for benefits. It also eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. The SOP is effective for financial statements for plan years ending after December 15, 1999, with earlier adoption encouraged. The Company adopted the SOP effective April 1, 1999, and has presented comparative amounts in the 1999 financial statements to conform with their 2000 presentation.

Administrative and Contract Expenses

Administrative and contract expenses are paid by the Company.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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3.   Income Tax Status

The Plan has received an opinion letter from the Internal Revenue Service dated March 11, 1994, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and that any employer adopting this form of the prototype plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4.   Plan Termination

It is the intent of the Company to continue the Plan; however, the Company reserves the right to modify, suspend or terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, the participants become 100% vested, and the amounts in each participant's account will be distributed as soon as administratively feasible, following the date on which a distribution is requested or is otherwise payable.

5.   Party-in-Interest Transactions

The records of the Plan indicate no party-in-interest transactions which are prohibited by the Employee Retirement Income Security Act of 1974 and for which no statutory or administrative exemption exists.

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                     IMPCO Investment and Tax Savings Plan

        Schedule of Assets Held for Investment Purposes at End of Year

                                March 31, 2000

                                                          Description of Investment, Including Maturity Date,
Identity of Issue, Borrower, Lessor or Similar Party      Rate of Interest, Collateral, Par or Maturity Value
-----------------------------------------------------------------------------------------------------------------------------
Putman Fiduciary Trust Company                            New Century Growth Fund (1,681 shares)
                                                          Investors Fund (82,486  shares)
                                                          American Government Income Fund (24,299 shares)
                                                          OTC & Emerging Growth Fund (14,728  shares)
                                                          Voyager Fund II (32,400 shares)
                                                          Asset Allocation Fund (92,347 shares)
                                                          International Growth Fund (21,594 shares)
                                                          Money Market Fund  (1,091,917 shares)
                                                          Equity Income Fund  (44,415 shares)

Impco Technologies, Inc. *                                Common Stock (10,166 shares)


Participant loans *                                       Loans to participants, collateralized by vested account balances, interest at 8.50% - 8.95% per annum



*  Indicates party-in-interest to the Plan



                                                                                            Current
Identity of Issue, Borrower, Lessor or Similar Party                       Cost              Value
----------------------------------------------------------------------------------------------------
Putman Fiduciary Trust Company                                           $50,274             $47,855
                                                                       1,381,316           1,632,404
                                                                         205,368             202,410
                                                                         436,149             606,485
                                                                         945,641           1,380,905
                                                                       1,116,623           1,156,345
                                                                         578,224             680,857
                                                                       1,091,917           1,091,917
                                                                         721,755             604,495

Impco Technologies, Inc. *                                               143,094             386,323


Participant loans *
                                                                               0             305,881
                                                                   ---------------------------------
                                                                      $6,670,361          $8,095,877
                                                                   =================================
*  Indicates party-in-interest to the Plan